02052003

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
AUG 19 2002
WASH. D.C. 154 SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002.

PROCESSED
AUG 20 2002
THOMSON FINANCIAL

DIAMONDWORKS LTD.
(Translation of Registrant's Name Into English)

24 Johnson Street, 1st Floor, The Oaks, Riverwoods Office Park, Bedfordview 2008, South Africa
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

c3036
r f BC-DMW-shares-Sir-Tradng 07-08 0357
News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
Antonio Teixeira announces acquisition of shares of DiamondWorks Ltd. by Sir Trading SA (Proprietary) Limited

VANCOUVER, July 8 /CNW/ - Further to disclosure requirements of applicable securities laws, Antonio Teixeira, a director and shareholder of Sir Trading SA (Proprietary) Limited ("Sir Trading"), announces that Sir Trading has acquired 7,209,000 common shares of DiamondWorks Ltd. ("DiamondWorks") issued from treasury, representing 12.1% of the outstanding common shares. The shares were issued by DiamondWorks to Sir Trading in connection with an agreement dated as of August 31, 2001 between DiamondWorks and Sir Trading, as amended. The shares were issued in consideration for DiamondWorks' acquisition from Sir Trading of 80.1% of the outstanding shares of Otterbea International (Proprietary) Limited ("Otterbea").

The purchase price for the 80.1% interest in Otterbea was Cdn.$5,406,750, paid by DiamondWorks through the issuance into escrow of the 7,209,000 common shares of DiamondWorks at a deemed price of Cdn.$0.75 per share. If the before tax earnings of Otterbea for the 12-month period from September 1, 2001 to August 31, 2002 is less than U.S.$2,000,000, the purchase price will be reduced based upon the percentage deviation from this amount. In such event, the number of shares representing the revised purchase price will be released from escrow to Sir Trading and the balance will be returned to DiamondWorks for cancellation.

Mr. Teixeira is based in South Africa and is the President and Chief Executive Officer and a director of DiamondWorks. Mr. Teixeira also has indirect beneficial interests in Lyndhurst Limited ("Lyndhurst") which also beneficially owns common shares of DiamondWorks. Mr. Teixeira informally directs the voting and other powers over the common shares of DiamondWorks held by Sir Trading and Lyndhurst which aggregate 40,540,358 common shares, representing 67.9% of the outstanding common shares of DiamondWorks.

A copy of the related early warning report filed with applicable securities commissions and further information may be obtained by contacting Antonio Teixeira at Telephone: +27-11-454-3099, Fax: +27-11-454-1674 or Email: tash(at)diamondworks.co.za.

/s/ Antonio Teixeira

ANTONIO TEIXEIRA

%SEDAR: 00002462E

-0- 07/08/2002

/For further information: Antonio Teixeira, Telephone: +27-11-454-3099, Fax: +27-11-454-1674, Email: tash(at)diamondworks.co.za/

(DMW.)

CO: DiamondWorks Ltd.
ST: British Columbia
IN: MNG
SU:

-30-

CNW 09:35e 08-JUL-02

c3035
r f BC-DiamondWorks-Otterbea 07-08 0646
News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
DiamondWorks Ltd. acquires 80.1% of Otterbea International (PTY) Ltd

TSE: DMW

VANCOUVER, July 8 /CNW/ - DiamondWorks Ltd. is pleased to announce that it has completed the acquisition of 80.1% of Otterbea International (Proprietary) Limited (the "Otterbea Interest"), a company specializing in procurement and logistics in the African continent. The Otterbea Interest was acquired from a South African company controlled by Tony Teixeira, the Chief Executive Officer and principal shareholder of DiamondWorks. The remaining 19.9% of Otterbea is held by Anglovaal Mining Limited, a publicly listed South African mining company.

The purchase price for the Otterbea Interest was Cdn.$5,406,750, paid by DiamondWorks through the issuance into escrow of 7,209,000 common shares of DiamondWorks at a deemed price of Cdn.$0.75 per share. If the before tax earnings of Otterbea for the 12-month period from September 1, 2001 to August 31, 2002 is less than U.S.$2,000,000, the purchase price will be reduced based upon the percentage deviation from this amount. In such event, the number of shares representing the revised purchase price will be released from escrow to the vendor and the balance will be returned to DiamondWorks for cancellation.

For corporate advisory services rendered in connection with the Otterbea transaction, the Company also issued 360,450 common shares of DiamondWorks at a deemed issue price of $0.75 per share to Riverbank Group Ltd., a corporation at arm's length to both parties to the transaction.

Through a series of subsidiaries, Otterbea operates in 14 African countries and has representative offices in Europe and employs approximately 60 persons in its operations. Since 1960, Otterbea has traded as a principal and, through a substantial infrastructure which it has established throughout sub-Sahara Africa, provides comprehensive services to the mining industry, including transportation, warehousing, procurement, sales and distribution of essential equipment and supplies. In its fiscal year ended June 30, 2001, Otterbea had consolidated gross revenues of over U.S.$13 million and net profit before tax and non recurring items of approximately U.S.$185,000.

As DiamondWorks announced on April 11, 2002, Trans Sahara Trading Limited ("TST"), a wholly-owned subsidiary of Otterbea, has secured an exclusive contract to supply petroleum to Zambia. TST's role is to manage the importation, refinement and selling of petroleum products in Zambia. In connection with this mandate, TST secured a one year U.S.$65 million revolving crude oil import credit facility from ABSA Bank Ltd. ("ABSA"), a major South African bank. The ABSA credit facility may be utilized up to eight times per year, for total annual availability of about U.S.$425 million

This contract is an important component in the establishment of the minimum, pre-tax net earnings required to substantiate the purchase price of Otterbea. Management of Otterbea is of the view that the model for the Zambian crude oil contract is applicable to other African nations and is pursuing other potential opportunities for additional contracts.

Ultimately, Otterbea and TST are expected to be important sources of cash flow for DiamondWorks, which will enable DiamondWorks to pursue the further acquisition and development of diamond projects in Africa. Further, it is the view of DiamondWorks' current management that much of the success or failure of a mining enterprise in many parts of Africa will be determined by the ability to provide equipment, materials, supplies and logistical support at highly competitive rates. Management believes that Otterbea's ability in these areas will increase DiamondWorks' profitability of its own operations in Africa and give it strategic advantages in competing for new development opportunities.

DiamondWorks Ltd. is a Canadian company listed on the Toronto Stock Exchange and holds interests in extensive diamond projects in Sierra Leone, Angola and Central African Republic.

%SEDAR: 00002462E

-0- 07/08/2002

/For further information: please contact: Vancouver: J. Scott Drever, Telephone: 604) 691-1793, Fax: (604) 691-1794, Email: info(at)diamondworks.com or Johannesburg: Jimmy Kanakakis, Telephone: +27-11-454-3099, Fax: +27-11-454-1674, Email: tash(at)diamondworks.co.za/

(DMW.)

CO: DiamondWorks Ltd.
ST: British Columbia
IN: MNG
SU: TNM

-30-

CNW 09:30e 08-JUL-02

This is the form of a material change report required under section 85(1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

1. Reporting Issuer

DiamondWorks Ltd. ("DiamondWorks")

Office in Canada:
4th Floor, 1311 Howe Street
Vancouver, BC
V6Z 2P3

Head Office:
1st Floor, The Oaks
Riverwoods Office Park
24 Johnson Street
Bedfordview, Gauteng
South Africa 2007

2. Date of Material Change

June 28, 2002

3. Press Release

Date of Issuance: July 8, 2002

Place of Issuance: Vancouver, British Columbia

4. Summary of Material Change

DiamondWorks Ltd. has completed the acquisition of 80.1% of Otterbea International (Proprietary) Limited (the "Otterbea Interest"), a company specializing in procurement and logistics in the African continent

5. Full Description of Material Change

DiamondWorks Ltd. has completed the acquisition of 80.1% of Otterbea International (Proprietary) Limited (the "Otterbea Interest"). The Otterbea Interest was acquired from a South African company controlled by Tony Teixeira, the Chief Executive Officer and principal shareholder of DiamondWorks. The remaining 19.9% of Otterbea is held by Anglovaal Mining Limited, a publicly-listed South African mining company.

The purchase price for the Otterbea Interest was Cdn.$5,406,750, paid by DiamondWorks through the issuance into escrow of 7,209,000 common shares of DiamondWorks at a deemed price of Cdn.$0.75 per share. If the before tax earnings of Otterbea for the 12-month period from September 1, 2001 to August 31, 2002 is less than U.S.$2,000,000, the purchase price will be reduced based upon the percentage deviation from this amount. In such event, the number of shares representing the revised purchase price will be released from escrow to the vendor and the balance will be returned to DiamondWorks for cancellation.

For corporate advisory services rendered in connection with the Otterbea transaction, the Company also issued 360,450 common shares of DiamondWorks at a deemed issue price of $0.75 per share to Riverbank Group Ltd., a corporation at arm's length to both parties to the transaction.

Through a series of subsidiaries, Otterbea operates in 14 African countries and has representative offices in Europe and employs approximately 60 persons in its operations. Since 1960, Otterbea has traded as a principal and, through a substantial infrastructure which it has established throughout sub-Sahara Africa, provides comprehensive services to the mining industry, including transportation, warehousing, procurement, sales and distribution of essential equipment and supplies. In its fiscal year ended June 30, 2001, Otterbea had consolidated gross revenues of over U.S.$13 million and net profit before tax and non-recurring items of approximately U.S.$185,000.

As DiamondWorks announced on April 11, 2002, Trans Sahara Trading Limited ("TST"), a wholly-owned subsidiary of Otterbea, has secured an exclusive contract to supply petroleum to Zambia. TST's role is to manage the importation, refinement and selling of petroleum products in Zambia. In connection with this mandate, TST secured a one-year U.S.$65 million revolving crude oil import credit facility from ABSA Bank Ltd. ("ABSA"), a major South African bank. The ABSA credit facility may be utilized up to eight times per year, for total annual availability of about U.S.$425 million

This contract is an important component in the establishment of the minimum, pre-tax net earnings required to substantiate the purchase price of Otterbea. Management of Otterbea is of the view that the model for the Zambian crude oil contract is applicable to other African nations and is pursuing other potential opportunities for additional contracts.

6. Reliance on Section 85(2) of the Act

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officers

For further information contact:

Jimmy Kanakakis, Vice President, Legal and Corporate Affairs
Telephone: +27-11-454-3099
Fax: +27-11-454-1674

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Bedfordview, South Africa this 8th day of July, 2002.

DIAMONDWORKS LTD.

"Antonio Teixeira"

Per: ______________________________

ANTONIO TEIXEIRA
President, Chief Executive Officer and Director

**EARLY WARNING REPORT PURSUANT TO
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
NATIONAL INSTRUMENT 62-103
AND THE PROVISIONS OF OTHER APPLICABLE LEGISLATION**

1. **Name and Address of Offeror:**

   Antonio Teixeira ("Teixeira")
   1st Floor, The Oaks
   Riverwoods Office Park
   24 Johnson Street
   Bedfordview 2007
   South Africa

   Teixeira is the President and Chief Executive Officer and a director of DiamondWorks Ltd. ("DiamondWorks"). Teixeira has indirect beneficial interests in each of Lyndhurst Limited ("Lyndhurst") and Sir Trading SA (Proprietary) Limited ("Sir Trading") and informally directs the voting and other powers over common shares of DiamondWorks held by Lyndhurst and Sir Trading.

2. **Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:**

   Sir Trading has acquired 7,209,000 common shares of DiamondWorks issued from treasury, representing 12.1% of the outstanding common shares.

3. **Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:**

   Sir Trading and Lyndhurst hold an aggregate 40,540,358 common shares, representing 67.9% of the outstanding common shares of DiamondWorks.

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 above, over which**

   (a) **the Offeror, either alone or together with any joint actors, has ownership and control,**

   40,540,358 common shares, representing 67.9% of the outstanding common shares of DiamondWorks.

   (b) **the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor, and**

   Not applicable.

(c) **the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

Not applicable.

5. **The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:**

The common shares were issued from the treasury of DiamondWorks in a private transaction.

6. **Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intent to acquire ownership of, or control over, additional securities of the reporting issuer:**

The shares were issued by DiamondWorks to Sir Trading in connection with an agreement dated as of August 31, 2001 between DiamondWorks and Sir Trading, as amended. The shares were issued in consideration for DiamondWorks' acquisition from Sir Trading of 80.1% of the outstanding shares of Otterbea International (Proprietary) Limited ("Otterbea").

The purchase price for the 80.1% interest in Otterbea was Cdn.$5,406,750, paid by DiamondWorks through the issuance into escrow of the 7,209,000 common shares of DiamondWorks at a deemed price of Cdn.$0.75 per share. If the before tax earnings of Otterbea for the 12-month period from September 1, 2001 to August 31, 2002 is less than U.S.$2,000,000, the purchase price will be reduced based upon the percentage deviation from this amount. In such event, the number of shares representing the revised purchase price will be released from escrow to Sir Trading and the balance will be returned to DiamondWorks for cancellation.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

Not applicable, except for the escrow arrangements described in item 6 above.

8. **Names of any joint actors in connection with the disclosure required herein:**

Teixeira informally directs the voting, dispositive and other powers over all of common shares of DiamondWorks held by Lyndhurst and Sir Trading. As such, Teixeira does not have the sole voting or dispositive power over such shares. Voting and dispositive power over the shares may be regarded as being shared with the board of directors of each of Lyndhurst and Sir Trading, respectively.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:**

See item 6 above.

10. If applicable, a description of any change in a material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:

Subject to there being no material changes in the beneficial ownership of Lyndhurst and Sir Trading, it is the intended that Teixeira will be the reporting person for early warning reporting purposes in respect of common shares of DiamondWorks beneficially owned by Lyndhurst and Sir Trading.

DATED the 8th day of July, 2002.

/s/ Antonio Teixeira
ANTONIO TEIXEIRA

c5340
r f BC-DiamondWorks-1st-fund 07-16 0466
News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
DiamondWorks Ltd. announces first flow of funds from Zambian contract

TSE: DMW

VANCOUVER, July 16 /CNW/ - DiamondWorks Ltd. announces that Trans Sahara Trading Limited ("TST"), a wholly-owned subsidiary of Otterbea International (Proprietary) Ltd ("Otterbea"), has completed the loading of the first 90,000 metric tonnes of crude oil under its exclusive contract to supply petroleum to Zambia. DiamondWorks has recently acquired an 80.1% interest in Otterbea.

This phase of the contract represents a turnover of approximately US$21 million for which TST will receive net commissions and management fees of US$2.9 million. TST has received an advance of US$2 million from ABSA Bank Ltd. ("ABSA"), a major South African bank, against the final settlement amount. Management of TST anticipates transactions of similar size to occur approximately every 60 days.

The role of TST under the contract with Zambia is to manage the importation, refinement and selling of petroleum products in Zambia. In connection with this mandate, TST has secured a one-year US$65 million revolving crude oil import credit facility from ABSA.

The ABSA credit facility maybe used for the supply of crude feedstock to the Tazama Pipelines terminal, at Dar es Salaam in Tanzania, transport to the Indeni Refinery, at Ndola in Zambia, the refining at Indeni and the storage and sales of refined petroleum products from the Zambian National Oil Company terminal. The credit facility has been put in place in conjunction with Zambian National Commercial Bank (ZANACO) and Standard Chartered Bank of Zambia (Standard). The ABSA credit facility may be utilized up to eight times per year, for total annual availability of about US$425 million.

Management of TST is of the view that the model for the Zambian crude oil contract is applicable to other African nations and is pursuing these potential opportunities for additional contracts.

Otterbea International (Proprietary) Ltd. ("Otterbea"), the parent company of TST, is owned 80.1% by DiamondWorks and specializes in procurement and logistics into the African continent. Through a series of subsidiaries, Otterbea operates in 14 African countries and has representative offices in Europe. Since 1960, Otterbea has traded as a principal and, through a substantial infrastructure throughout sub-Sahara Africa, provides comprehensive services to the mining industry, including transportation, warehousing, procurement, sales and distribution of essential equipment and supplies.

DiamondWorks Ltd. is a Canadian company listed on the Toronto Stock Exchange and holds interests in extensive diamond projects in Sierra Leone, Angola and Central African Republic.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.
%SEDAR: 00002462E

-0- 07/16/2002

/For further information: please contact: Vancouver: J. Scott Drever, Telephone: (604) 691-1793, Fax: (604) 691-1794, Email: info(at)diamondworks.com or Johannesburg: Jimmy Kanakakis, Telephone: +27-11-454-3099, Fax: +27-11-454-1674, Email: tash(at)diamondworks.co.za/
(DMW.)

CO: DiamondWorks Ltd.
ST: British Columbia

IN: MNG
SU:

-30-

CNW 14:03e 16-JUL-02

DIAMONDWORKS LTD.

CONSOLIDATED BALANCE SHEETS
AS AT MAY 31, 2002 AND NOVEMBER 30, 2001
(Prepared By Management Without Audit)
(Stated in U.S. Dollars)

	May 31, 2002 (Unaudited)	November 30, 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 36,859	$ 24,819
Accounts receivable	409,825	354,594
	446,684	379,413
MINERAL PROPERTIES	36,149,208	36,149,208
FIXED ASSETS	191,443	212,805
	$ 36,787,335	$ 36,741,426
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 6,700,289	$ 6,770,324
Current portion of notes payable	2,628,300	2,519,520
Short-term loan - Lyndhurst Limited	2,699,293	1,787,925
	12,027,882	11,077,769
Future income tax liabilities	6,995,959	6,995,959
	19,023,841	18,073,728
SHAREHOLDERS' EQUITY		
Share capital		
Authorized:		
Unlimited number of common shares without par value		
Unlimited number of preferred shares without par value		
Issued:		
52,120,015 common shares	6,214,842	6,213,842
Contributed surplus	21,059,699	21,059,699
Deficit	(9,511,047)	(8,605,843)
	17,763,494	18,667,698
	$ 36,787,335	$ 36,741,426

DIAMONDWORKS LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

THREE MONTHS AND SIX ENDED MAY 31, 2002 AND 2001

(Prepared By Management Without Audit)

(Stated in U.S. Dollars)

	Three months ended May 31, 2002		Six months ended May 31, 2002	
	2002	2001 (Note 4)	2002	2001 (Note 4)
REVENUE				
Diamond sales	$ -	$ -	-	$ -
EXPENSES				
Depletion, depreciation and amortization	10,681	231,166	21,362	452,593
Exploration and project support costs	61,665	16,666	165,165	16,666
General and administrative	286,135	741,676	495,455	1,268,501
	358,481	989,508	681,982	1,737,760
OTHER (INCOME)/EXPENSES				
Interest income	(102)	(121)	(114)	(121)
Interest and financing costs	128,891	179,912	223,336	179,912
	128,789	179,791	223,222	179,791
NET (LOSS)/INCOME	(487,270)	(1,169,299)	(905,204)	(1,917,551)
DEFICIT, BEGINNING OF PERIOD			(8,605,843)	(867,409)
DEFICIT, END OF PERIOD			(9,511,047)	(2,784,960)
BASIC AND DILUTED (LOSS) INCOME PER SHARE	(0.01)	(0.03)	(0.01)	(0.05)

DIAMONDWORKS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS AND SIX ENDED MAY 31, 2002 AND 2001

(Prepared By Management Without Audit)

(Stated in U.S. Dollars)

	Three months ended May 31, 2002		Six months ended May 31, 2002	
	2002	2001	2002	2001
OPERATING ACTIVITIES				
Net (loss)/income	$ 487,270	$ 1,169,299	905,204	$ 1,917,551
Items not requiring use of cash:				
Depletion, depreciation and amortization	10,681	231,166	21,362	452,593
Changes in non-cash working capital items	(958,213)	(3,997,257)	(1,825,894)	(4,966,936)
Cash flows (used in) provided by activities	(460,262)	(2,596,792)	(899,328)	(2,596,792)
INVESTING ACTIVITIES				
Acquisition of subsidiaries	-	-	-	-
Cash flows (used in) investing activities	-	-	-	-
FINANCING ACTIVITIES				
Short-term loan - Lyndhurst Limited	460,364	536,825	911,368	536,825
Cash flows provided by financing activities	-	-	-	-
	460,364	536,825	911,368	536,825
(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	102	(2,059,967)	12,040	(2,059,967)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	36,757	2,311,052	24,819	2,311,052
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 36,859	$ 251,085	$ 36,859	$ 251,085

DIAMONDWORKS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE QUARTERLY REPORT
AS AT MAY 31, 2002
(Prepared By Management Without Audit)
(Stated in U.S. Dollars)

1. Basis of Presentation

These interim financial statements do not contain all the financial information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent published annual financial statements of the Company as at and for the year ended November 30, 2001. The accounting policies are set out in Note 2 of those financial statements. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

2. Share Capital

At November 30, 2001, there were options outstanding to acquire 8,050 common shares. Subsequent to that date, those options were cancelled.
The Company has granted new options to acquire an aggregate of 2,650,000 common shares at Cdn. $0.80 per share until July 5, 2006. These new stock options are subject to regulatory approval, including final approval of an amendment to the Company's Equity Incentive Plan which was approved by the shareholders of the Company at the annual general meeting held on May 31, 2001.
At November 30, 2001, the Company had outstanding 376,573 warrants to purchase 376,573 common shares at $1.10 per share. These warrants expire on October 17, 2005.

3. Segmented Information

The Company continues to operate in one operating segment, the recovery and sale of gem quality diamonds from its property interests located in Africa. The Company's revenues are earned in and its capital assets are situated in Africa.

3. Subsequent Events

a) The Company entered into an agreement to acquire 80.1% of the outstanding shares of Otterbea International (Pty) Ltd. from Sir Trading SA (Pty) Ltd., a company controlled by a director and officer of the Company, in consideration for Cdn$5,406,750 by the issuance into escrow of 7,209,000 common shares of the Company at a deemed issue price of Cdn$0.75 per share. The acquisition was completed on June 28, 2002. The vendor has warranted a minimum of $2,000,000 in pre-tax earnings for a twelve month period ending August 31, 2002. If the pre-tax profits are less than $2,000,000, the purchase price will be reduced based upon the percentage deviation from this amount. In such event, the number of shares representing the revised purchase price will be released from escrow to the vendor and the balance will be returned to the Company for cancellation. For corporate advisory services rendered in connection with this transaction, the Company also issued 360,450 common shares at a deemed issue price of Cdn$0.75 per share to an arm's length party.

b)A joint venture agreement has been entered into with Magma Diamond Resources Ltd to establish a 50/50 operating joint venture in respect of the Company's 60% interest in the Koidu Kimberlite project located in Sierra Leone.
In the terms of the joint venture, Magma will earn its interest by paying the Company $1.2 million in cash to be spent exclusively on the Koidu Kimberlite project and by procuring by no later than December 31, 2002, a further $5 million of project financing on reasonable commercial terms in order to bring the Koidu project to a stage of initial commercial production. The Company will act as the operator of the joint venture.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIAMONDWORKS LTD.
(Registrant)

Date August 7, 2002

By [signature]
(Signature)

Name: Bernard G. Poznanski
Title: Corporate Secretary

\\KKBL_SER\VOL1\KKBL\41024\48\FORM6KS\001i.DOC